

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

May 11, 2017

Thomas Surgent
Chief Compliance Officer
Highland Capital Management, L.P.
300 Crescent Court, Suite 700
Dallas, TX 75201

> **Re:** **RAIT Financial Trust**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on May 5, 2017 by Highland Capital Management, L.P., et al.**
> **File No. 001-14760**

Dear Mr. Surgent,

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

Cover Page of Proxy Statement, Page 1 | Form of Blue Proxy Card, (new) Page 1

1. Please revise both the first page of the proxy statement itself, and not the letter to shareholders, as well as the form of proxy, to include the required legend identifying these separate documents as preliminary. See Rule 14a-6(e)(1).

Reasons for Solicitation, Page 5

2. Refer to the following statement made by the participants: "[t]he Board also has a history of limited communications on recent disclosures and governance changes." Please disclose the factual foundation for the participants' stated belief. Refer to Note b. of Rule 14a-9.

Background of the Solicitation, Page 6

3. Please disclose the factual foundation for the participants' stated belief that the IRT stake had been used as collateral for a margin loan, and please revise to qualify the assertion that the disposition of the IRT stake was poorly executed. Refer to Note b. of Rule 14a-9.

Proposal I - Election of Trustees

4. Given that the present number of Highland's trustee nominees, if elected, would constitute a majority of RAIT's trustees, please advise us, with a view toward revised disclosure, whether or not the successful election of such a majority would trigger any change-in-control provisions within RAIT's debt instruments and/or executive compensation arrangements.

5. Please disclose that the RAIT Board, acting upon the recommendation of the RAIT Board's Nominating and Governance Committee, determined that the Highland purported notice of nomination did not comply with RAIT's Amended and Restated Bylaws and that, accordingly, Highland had not submitted to RAIT a timely and proper advance notice of nomination in compliance with the Bylaws. In addition, please disclose that any dispute regarding the legality of Highland's nomination of its candidates will be settled in a court of competent jurisdiction.

6. Unless a breach of fiduciary duty claim has been filed, revise to remove the reference to "waste Company resources." In addition, please disclose the basis for the assertion that the "Board's actions demonstrate that its interests are inappropriately aligned with its entrenched leadership…" Refer to Note b. of Rule 14a-9.

Additional Information about the Highland Nominees, Page 16

7. Please advise us how the participants believe that they are capable of reserving the right to nominate additional persons given the contested nomination that currently exists with respect to the trustee candidates named in this preliminary proxy statement.

8. Please revise to state the basis upon which the participants have relied to conclude that the trustee candidates would be deemed independent if elected to the RAIT Board for purposes of applicable NYSE Listing Standards. In addition, please revise to state that pursuant to the terms of 303A.02 of the NYSE listing standards, only the RAIT Board is authorized to make the determination regarding independence.

Solicitation of proxies, Page 23

9. Please disclose which employees of any of the participants will be involved in soliciting RAIT's shareholders, or advise. Refer to Item 4(b)(2) of Schedule 14A.

Other Participant Information, Page 23

10. Advise us, with a view toward revised disclosure, why the participants do not appear to have stated their previously publicized goal of stated goal of causing RAIT to enter into an externalization of management transaction with a Highland affiliate. Refer to Item 5(b) of Schedule 14A.

11. No statutory basis exists or foundation within Regulation 13D-G to represent that members of a "group" as referenced in Section 13(d)(3) could be deemed the beneficial owners of the shares held by other members by virtue of membership in the group alone. To the contrary, Rule 13d-5(b)(1), by its terms, explains that a group is deemed to have acquired the beneficial ownership of its members. Please revise to remove the implication that membership in a group, alone and without more, produces the attribution of beneficial ownership held by other group members as currently stated on page 24.

Other Matters and Additional Information, Page 25

12. Rule 14a-5(c) requires that a clear reference be made to the registrant's proxy statement. Advise us, with a view toward revised disclosure, why use of the qualifying language "among other things" is not impermissible, and please confirm that the participants will amend the proxy statement and disseminate a supplement if it elects to send a proxy statement to security holders without the registrant first having furnished its proxy statement to each person solicited.

Schedule I

13. Information with respect to four of five purported nominees appears to have been excluded. Please advise us, with a view toward revised disclosure, why information regarding Nancy Jo Kuenstner, John M. Pons, Andrew C. Richardson and James D. Dondero has been omitted.

Form of Proxy

14. Please conform the statement regarding the intended use of the discretionary authority available under Rule 14a-4(c)(3) to the disclosure standard codified in that provision. At present, the disclosure provided suggests that the right to use discretionary authority is absolute and simply includes the discretion to vote on matters not known a reasonable time before the solicitation commenced.

15. Advise us, with a view toward revised disclosure, whether or not all of the participants in this solicitation have been identified. Rule 14a-4(a)(1) requires, by its terms, that all persons on whose behalf the solicitation is made be identified in bold typeface.

We remind you that the participants are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact me at (202) 551-3266 with any questions.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers & Acquisitions

cc: Charles T. Haag, Esq.